2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

March 11, 2014

BY EDGAR AND COURIER

Ms. Jessica Barberich

Mr. William Demarest

Ms. Beth Frohlichstein

Ms. Jennifer Gowetski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Farmland Partners Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed February 13, 2014
File No. 333-193318

Dear Mss. Barberich, Frohlichstein and Gowetski and Mr. Demarest:

This letter is submitted on behalf of Farmland Partners Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 6, 2014 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-11, which was filed by the Company on February 13, 2014 (the “Amendment No. 1”).  The Company is concurrently filing via EDGAR today Amendment No. 2 to the Registration Statement on Form S-11 (“Amendment No. 2”), which includes changes to Amendment No. 1 in response to the Staff’s comments set forth in the Comment Letter, as well as other changes.  We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to Amendment No. 1.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses below refer to Amendment No. 2.  Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

General

1.              We note your response to comment 2 of our comment letter dated January 30, 2014.  Given the short term nature of your leases, please explain how the “short term” declines in farmland values and crop prices will not impact your business or briefly revise your disclosure in MD&A to highlight the information in the last few paragraphs in your response.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on pages 66, 67 and 69 of Amendment No. 2.

2.              We note the “Supplemental Information Regarding Use of Proceeds” that you provided.  Please ensure that you have included the disclosures identified in Industry Guide 5 and revise your disclosure as appropriate.  For example only, please revise your cover page to include a brief identification of the material risks involved in the purchase of your securities or advise.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the cover page to include a brief identification of the material risks involved in the purchase and sale of the Company’s securities.  Furthermore, as discussed with members of the Staff on a telephone conference on March 10, 2014, neither Paul Pittman nor Luca Fabbri, who comprise the Company’s management team, has been a sponsor of any prior program for which they invest capital provided by outside passive investors and, therefore, no prior performance information of the type required by Guide 5 exists. In addition, all compensation to Messrs. Pittman and Fabbri will be in the form of salaries and bonuses (as disclosed on page 131 of Amendment No. 2).  Jesse Hough, who will be engaged as a consultant upon completion of the offering, will receive a fixed annual fee under the Consulting Agreement (as disclosed on page 127 of Amendment No. 2), and Pittman Hough Farms, an entity in which Mr. Pittman owns an interest, will receive a fixed annual fee under the Shared Services Agreement (as disclosed on page 142 of Amendment No. 2).  As a result, the Company respectfully advises the Staff that the Company believes it has satisfied the relevant requirements of Industry Guide 5, as described in detail in the Company’s letter dated February 12, 2014.

Prospectus Summary, page 1

3.              Please revise to identify the month and year that FP Land LLC was formed.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 2 to identify the month and year that FP Land LLC was formed.

Use of Proceeds, page 56

4.              We note your response to comment 6 of our comment letter dated January 30, 2014, and the revised disclosure that the repayment of loans will release the collateral that is not being acquired by you.  We continue to believe that you should briefly revise to explain the business purpose for this. Please revise accordingly or advise.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and advises the Staff that the loans that are being repaid with a portion of the net proceeds fall within two categories: (i) loans, including the Multi-Property Loan, the Zeagers loan and the Merrill loan (the “Cross-Collateralized Loans”), that are collateralized by properties that the Company is acquiring in the formation transactions as well as certain other properties that the Company is not acquiring  in the formation transactions (“Excluded Assets”), and (ii) the Trone loan, which is collateralized by an Excluded Asset, and the proceeds of which were used by the Company’s predecessor to acquire two farms that the Company is acquiring in the formation transactions, as well as for working capital in the business of the Company’s predecessor, including interest payments on debt secured by properties being acquired by the Company in connection with the formation transactions.

The Company has determined that it is in the best interests of the Company to repay a portion of the Cross-Collateralized Loans in order to release the Excluded Assets as collateral under the Cross-Collateralized Loans.  The Company believes that releasing this collateral is in the best interests of the Company because it will result in a portfolio in which the only assets securing the Company’s secured liabilities will be assets that are owned and managed by the Company.  If the Company were to leave the Excluded Assets in the collateral pools securing the Cross-Collateralized Debt, a sale of, or casualty affecting, one of the Excluded Assets could result in there being insufficient collateral under the Cross-Collateralized Debt, which could cause the Company to be in default under its obligations or could result in the Company having to replace the collateral with an otherwise unencumbered property in its portfolio.  Accordingly, the Company believes it is neither fiscally prudent nor in the best interests of prospective stockholders to use collateral that is neither owned nor controlled by the Company to secure the Company’s indebtedness.

The Company also has determined that it is in the best interests of the Company to repay the Trone loan because the indebtedness under the Trone loan was incurred for the purpose of acquiring the Zeagers farm and the Symond farm, both of which the Company is acquiring in the formation transactions, as well for working capital in the business of the Company’s predecessor, including interest payments on debt secured by properties being acquired by the Company in connection with the formation transactions.  In addition, the Trone loan was originated by the same lender that originated the Merrill Loan, which is collateralized by the John’s Shop farm, which the Company is acquiring in the formation transactions, and the Merrill farm, which is not being acquired by the Company in the formation transactions.  The lender under the Trone loan has informed the Company that the lender considers Trone, John’s Shop and Merrill to comprise a single collateral package and that the lender would expect the Company to repay the Trone loan in connection with the repayment of the John’s Shop and Merrill loans.  In the interest of preserving the Company’s relationship with the lender, which has significant agricultural lending experience and with whom management of the Company has had a long, productive relationship, the Company believes that it is in the best interests of the Company to repay the Trone loan with a portion of the net proceeds from the offering.

The Company has added disclosure on page 65 of Amendment No. 2 with respect to the foregoing.

Description of Certain Indebtedness, page 73

5.              We note your disclosure under the “Use of Proceeds” section on page 56 that you will also have a portion of the Zeagars loan and the Trone loan outstanding after the completion of your offering.  If material, please revise your disclosure on page 73 to include a discussion of the material provisions of these loans or advise. In addition, as applicable, please file any written agreements regarding these loans as exhibits to your registration statement.

Response to Comment No. 5

The Company respectfully advises the Staff that the Zeagers loan will have an outstanding principal balance of approximately $796,000 upon the completion of the offering and the formation transactions, and the Company does not believe such amount to be material.  In addition, the Company respectfully advises the Staff that, as noted on page 56 of Amendment No. 1, the Company intends to repay the entire outstanding balance of the Trone loan with a portion of the net proceeds from the offering and, as such, no portion of the Trone loan will be outstanding upon the completion of the offering and the formation transactions.

The Company does believe that the Multi-Property Loan is material as it will have an outstanding balance of approximately $30.0 million upon completion of the offering and the formation transactions.  The Company described the material terms of the Multi-Property Loan on page 72 of Amendment No. 1 and listed the loan agreement for the Multi-Property Loan as Exhibit 10.16 in the Exhibit Index of Amendment No. 1, which will be filed in a subsequent pre-effective amendment to the Registration Statement.

Comparison of Year Ended December 31, 2013 to Year Ended December…, page 76

6.              We note your discussion of the change in cash provided by operating activities identifies an increase in accounts receivable of $495,500 from your largest tenant.  Please revise your disclosure to identify your largest tenant.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 2 to identify Astoria Farms as the largest tenant of the Company’s predecessor.

(D), page F-6

7.              You disclose that the costs of the Offering and formation transactions will be charged against the gross offering proceeds upon completion of the Offering and that, as of December 31, 2013, $0.7 million of these fees had been incurred by your Predecessor. Please tell us how much of the costs represent costs of the formation transaction, as opposed to the Offering, and how you determined that those costs should be charged against offering proceeds rather than expensed.  Please specifically explain the type of costs that are considered formation transaction costs versus offering costs.

Response to Comment No. 7

In response to the Staff’s comment, the Company respectfully advises the Staff that the $0.7 million referred to represents only costs related to the offering that have been incurred by the Company’s predecessor.  These costs include: (i) fees payable to the Company’s securities counsel for services provided in connection with the preparation and filing of the Registration Statement and subsequent amendments, preparation of an application for listing the Company’s common stock on the New York Stock Exchange, negotiation of an underwriting agreement for the offering, delivery of required legal opinions and other services necessary to complete the offering; (ii) fees payable to the Company’s printer for typesetting and edgarization of the Registration Statement; and (iii) fees paid to the Company’s auditor in connection with the auditor’s reading of the draft registration statement that was confidentially submitted to the Staff in December 2013.

The Company determined that the above costs should be charged against offering proceeds by reference to Staff Accounting Bulletin (“SAB”) Topic 5.A: Expenses of Offering, which states that “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering . . . .” Based on this guidance, only those costs directly attributable to the Company’s offering have been deferred and, as further described below, fees paid by Pittman Hough Farms for time and expenses incurred on behalf of the Company in connection with the offering have been expensed as these costs are not considered to be incremental costs directly attributable to the offering.

Included in professional fee expense on the Company’s predecessor’s statement of operations for the year ended December 31, 2013 is $620,000 of fees paid and payable to the Company’s auditor for the audits of the financial statements that are required to be included in the Registration Statement, because the audits are not considered to be incremental costs associated with the offering. The Company’s predecessor expensed $75,000 in fees payable to Pittman Hough Farms for time and travel expenses incurred on the Company’s behalf in connection with the Offering, the formation transaction and other general and administrative activities during the year ended December 31, 2013. The Company’s predecessor did not defer any of these costs because SAB Topic 5.A prohibits the allocation of management salaries and general and administrative costs as costs of the offering.

(G), page F-6

8.              We note that you intend to record OP Units as non-controlling interests in permanent equity.  Please tell us how you determined that permanent equity classification is appropriate and the guidance that you relied upon.  Please address whether the shares issuable upon redemption will be required to be registered.

Response to Comment No. 8

In response to the Staff’s comment, the Company advises the Staff that its analysis was based on the guidance set forth in Accounting Standards Codification Section 480-10-S99-3A. The OP Units in the Company’s operating partnership (the “Operating Partnership”) represent limited partnership interests in the Operating Partnership and are the economic equivalent of shares of the Company’s common stock. Beginning 12 months after first becoming a holder of OP Units, each limited partner will have the right to require the Operating Partnership to redeem all or a portion of the OP Units held by such limited partner in exchange for a cash amount per OP Unit equal to the value of one share of the Company’s common stock. The Company may, however, elect to satisfy any redemption request in shares of its common stock.  Whether the redemption is settled with cash or for shares of the Company’s common stock is at the discretion of the Company and the Company is under no obligation to deliver registered shares.  Farmland Partners OP GP, LLC, a wholly owned subsidiary of the Company, is the general partner of the Operating Partnership, and has the ability to direct the activities of the Operating Partnership.  Moreover, the Company and the Operating Partnership have the same management team and act in concert to redeem OP Units, which is further evidence of control.  As a result, the Company has concluded that the redemption of OP Units for shares of the Company’s common stock is solely within the control and discretion of the Company.

The Company’s determination that OP Units should be classified as permanent equity was also based on the following additional factors:

•                  The OP Units are not redeemable at a fixed or determinable price on a fixed or determinable date.

•                  The Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Partnership Agreement”) permits the Company to settle the redemption of OP Units with unregistered shares of common stock.

•                  The Company has sufficient authorized and unissued shares available to redeem all potential OP Unit redemptions.  Under the Company’s amended and restated charter, the Company will have 500,000,000 shares of common stock authorized and the Company’s Board of Directors may amend the charter to increase or decrease the aggregate number of authorized shares of common stock without stockholder approval.   Upon completion of the offering and the formation transactions, the total number of shares of common stock and OP Units to be outstanding is expected to be significantly less than the Company’s authorized and unissued common stock. Accordingly, the Company will have sufficient authorized and unissued shares to settle the potential OP Unit redemptions while they remain outstanding.

•                  Neither the Partnership Agreement nor any other agreement, including the Registration Rights Agreement (defined below), require the Company to make cash payments to holders of OP Units in the event that the Company fails to make filings with the Commission or, in the case of the Registration Rights Agreement, fails to have the resale registration statement filed or declared effective within a specified period of time.

Based on the foregoing, the Company has determined that permanent equity classification is appropriate for the OP Units.

The Company advises the Staff that, although the Partnership Agreement permits the Company to settle OP Unit redemptions in unregistered shares of common stock, the Company expects to enter in a registration rights agreement with Pittman Hough Farms (the “Registration Rights Agreement”) pursuant to which the Company will agree to file, following the date on which the Company becomes eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued to Pittman Hough Farms in connection with the formation transactions and to use commercially reasonable efforts to have the resale registration statement, if filed, declared effective by the Commission and to maintain the continuous effectiveness of the registration statement.  However, pursuant to the Registration Statement, the Company will not guarantee the initial or continuous effectiveness of the resale registration statement and, accordingly, the Company will not guarantee that the issuance and subsequent resale of the shares issuable upon redemption will be registered.  The Company anticipates that future third-party holders of OP Units may request and receive similar registration rights, but the Company’s determination to provide such rights will be based on the facts and circumstances of each particular transaction, and it is possible that future holders of OP Units will not receive similar rights.

(CC), page F-7

9.              Your response to comment 15 from our letter dated January 30, 2014 indicates that the increased rents are “collectible based on Messrs. Pittman’s and Hough’s knowledge of and familiarity with the historical operations and capabilities of Astoria Farms and Hough Farms”.  Please elaborate on your basis for this statement.  In particular, we note that Astoria Farms had a gross deficit, operating loss, and net loss in the year ended December 31, 2013 as disclosed on page F-33; please address this fact and any other important factors you considered.

Response to Comment No. 9

The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that it has a basis for stating that increased rents are collectible based on Messrs. Pittman’s and Hough’s knowledge and familiarity with the historical operations, current operating plans, liquidity, future cash needs and capabilities of Astoria Farms and Hough Farms for the following reasons. First, Mr. Pittman has controlled Astoria Farms since its inception in 2009, and many of the farms that have been operated by Astoria Farms since its formation had previously been operated by Mr. Pittman directly. Second, Messrs. Pittman and Hough have significant influence over Hough Farms and are primarily responsible for the day-to-day operations of the farms operated by Hough Farms. In addition, Mr. Hough and members of his family have operated these farms for a number of years. The prior collective experience of Messrs. Pittman and Hough in the direct operations of these farms provides the basis for the evaluation of Astoria Farms and Hough Farms abilities to pay higher land rents. Furthermore, in anticipation of the offering and the formation transactions, the Company increased the rent in the leases with Astoria Farms and Hough Farms such that the expected increase on a same property basis from 2013 to 2014 is approximately 7.5% and 5.6%, respectively; therefore, the Company believes that the 2013 history provides additional evidence that these tenants will be able to pay the higher rents.

With respect to the collectability of the Astoria Farms account receivable at December 31, 2013, the Company considered the following factors that contributed to the net loss, operating loss and gross deficit as it relates to Astoria Farm’s ability to pay the receivable:

•                  The 2013 harvest season occurred late in the year and, as a result, Astoria Farms submitted a crop insurance claim of $500,000 that was not processed prior to the end of the year; therefore, the claim did not meet the revenue recognition criteria at December 31, 2013 and thus was not recognized. In 2012, the crop insurance claim for the year was processed prior to December 31, 2012 and was recorded as revenue in the year ended December 31, 2012. If this revenue had been recorded in the same period as the related costs of the 2013 crop year, Astoria Farms would have had positive partners’ equity of $110,000, operating income of $129,500 and a net loss of $153,300, which is primarily attributable to depreciation expense and not indicative of an inability to pay the rent or other obligations as they come due.

•                  In 2013, the harvest season was delayed and the logistics of river transportation during the colder months resulted in Astoria Farms storing $1,485,955 of grain until the inventory could be delivered. The conversion of inventory to cash in the first quarter of 2014 will provide cash flow for the payment of the remainder of the 2013 rent.

Upon consideration of the above factors in connection with the preparation of the December 31, 2013 financial statements, the Company determined that the Astoria Farms account receivable was fully collectible and did not record an allowance against this receivable. Subsequent to the issuance of the December 31, 2013 financial statements, on March 6, 2014, Astoria Farms entered into an amended line of credit with a financial institution for an increase in the line of credit of $250,000, which will provide for additional cash flow and further supports the Company’s conclusion that the receivable is collectible and that Astoria Farms can pay the increased rents for 2014.

With respect to the collectability of the Hough Farms 2014 rental increases, the Company, in addition to its consideration of Hough Farms’ financial position and results of operations as they relate to its ability to pay the increased rents in 2014, considered that the normal business practice of Hough Farms is to farm, store grain and deliver to markets at better pricing than at harvest.  As a result, Hough Farms was storing grain totaling $1,549,459 at December 31, 2013, which will be converted to cash in the first and second quarters of 2014. The amount of inventory converted to cash in the first quarter of 2014 is expected to provide cash flow for the payment of the 2014 rents.  Based on the foregoing, the Company concluded that Hough Farms will be able to pay the increased rents for 2014.

10.       Your disclosure under (CC) still indicates that the leases are with entities controlled by Mr. Pittman.  However, your response to comment 11 from our letter dated January 30, 2014 indicates that Hough farms is not controlled by Mr. Pittman. Please revise your disclosure accordingly.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure in footnote (CC) on page F-7 of Amendment No. 2 to clarify Mr. Pittman’s interests in the related tenants.

11.       We note your adjustment for a decrease in interest expense as a result of your intended use of the proceeds of the offering to pay down mortgage debt.  Please expand this footnote to show how you calculated the amount.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure in footnote (FF) on page F-8 of Amendment No. 2.

Financial Statements of FP Land LLC, page F-13

Notes to Combined Consolidated Financial Statements, page F-18

Note 1 — Organization and Significant Accounting Policies, page F-18

12.       Your response to comment 16 from our letter dated January 30, 2014 and your disclosure on page F-24 indicate that Cottonwood has been reflected as a business combination as of January 1, 2012 under ASC 805 Business Combinations.  However, disclosure in Note 1 on page F-18 states that the equity structure of FP Land LLC is presented retroactively as of January 1, 2011 on the basis of common management and common ownership of the Ownership Entities (including Cottonwood) by Paul Pittman. Please clarify and revise your disclosure accordingly.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 and F-24. The Company respectfully advises the Staff that it had inadvertently defined two separate legal entities (Cottonwood Valley Land, LLC and Cottonwood Valley Farms, LLC) as “Cottonwood” in Amendment No. 1. Cottonwood Valley Land, LLC, which is one of the Company’s Ownership Entities, is a holding company that was created in connection with the reorganization in September 2013. Cottonwood Valley Farms, LLC was the counterparty in the merger that occurred on January 1, 2012 that was accounted for as a business combination. On a retrospective basis, the Ownership Entity, Cottonwood Valley Land, LLC, did not have any operations until the Company’s merger with Cottonwood Valley Farms, LLC on January 1, 2012. Therefore, the Company has revised the disclosure in footnote 1 on page F-18 to include the following statement: “The operations of properties acquired by Cottonwood through business combinations are consolidated as of the dates that Cottonwood obtained control of the properties.” In addition, the Company has revised the disclosure in footnote 4 on page F-24 to separately define Cottonwood Valley Farms, LLC as “Cottonwood Farms” in order to distinguish it from Cottonwood Valley Land, LLC, which is one of the Ownership Entities that is individually defined as “Cottonwood.”

Revenue Recognition, page F-21

13.       We note your disclosure that you identified errors in the 2012 and 2011 net property tax expense that resulted in understatement of expenses of $10,622 and $11,145, respectively.  You also disclose that you evaluated the impact of the error on the 2011, 2012, and 2013 financial statements and determined that the impact in each year was immaterial. However, we note that the correction in 2013 for $21,767 of property tax expense was 39% of net income in 2013 before the error correction. Please provide us with a full analysis under SAB 108 and clarify how you determined that the correction was not material to the current year.

Response to Comment No. 13

In response to the Staff’s comment, the Company supplementally is delivering to the Staff the Company’s full analysis under SAB 108.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman
Luca Fabbri
Farmland Partners Inc.
David C. Wright
Christopher C. Green
Hunton & Williams LLP
John A. Good
Morrison & Foerster LLP